

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Bob Sasser
President and Chief Executive Officer
Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

> **Re:** **Dollar Tree, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 15, 2012**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed May 11, 2012**
> **File No. 000-25464**

Dear Mr. Sasser:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Definitive Proxy Statement filed on Schedule 14A

Annual Bonus Incentives, Page 22

1. Please disclose the level of operating income you achieved in 2011, the incentive bonus target percentages actually achieved by the named executive officers in 2011, and the factors considered when determining the "individual performance" portion of the bonuses paid to the named executive officers in 2011. Similarly, it appears that the number of restricted stock units granted to the named executive officers in March 2011 was subject to the achievement of the 2011 operating income target and therefore can be ascertained; please revise to disclose the number of such units that were granted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director